Mail Stop 3561

October 28, 2009

Alexander W. Smith
President and Chief Executive Officer
Pier 1 Imports, Inc.
100 Pier 1 Place
Fort Worth, TX 76102

> **Re:** **Pier 1 Imports, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2009**
> **Filed May 4, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 27, 2009**
> **Form 8-K**
> **Filed July 31, 2009**
> **File No. 1-07832**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended February 28, 2009

Controls and Procedures, page 78

1. We note your statement that "the Chief Executive Officer and Chief Financial
   Officer have concluded, with reasonable assurance, that the Company's disclosure
   controls and procedures were effective as of such date…" Please confirm to us,
   and in future filings including your quarterly reports on Form 10-Q, please revise
   your disclosure to state that your controls and procedures are *designed to* provide
   reasonable assurance of achieving their objectives.

Definitive Proxy Statement on Schedule 14A

Related Person Transaction Policies and Procedures, page 18

2. Please expand your discussion of your procedures to explain who is a "related
   person." Further, please expand your discussion in the last sentence of your
   disclosure to explain in greater detail what are "certain interested transactions"
   and also provide the "specified dollar amount."

Form 8-K Filed July 31, 2009

3. We note that you entered into privately negotiated purchase and exchange
   agreements under which you exchanged $69.5 million in aggregate principal of
   your outstanding 6.375% Convertible Senior Notes due 2036 for $61 million in
   aggregate principal of new 9% Convertible Senior Notes due 2036. Please
   provide us with your analysis of why this convertible note exchange is not an
   issuer tender offer under Rule 13e-4 of the Securities Exchange Act of 1934.

*****

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Milwood Hobbs, Accountant, at (202) 551-3241 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director